                                                              Page 1 of 9 Pages

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. ____)*

                                      Ixia
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45071R109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)


---------------

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 9 Pages

CUSIP No. 45071R109               SCHEDULE 13G

================================================================================
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Errol Ginsberg
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       796,000 shares comprised of (a) 600,000 shares held by
                       the Errol Ginsberg 1999 QuickGRAT dated October 13,
                       1999, of which Mr. Ginsberg is the sole trustee,
NUMBER OF              (b) 98,000 shares held by the Genia Katz 2000
                       QuickGRAT dated September 22, 2000, of which Mr. Ginsberg
                       is the sole trustee and (c) 98,000 shares held by the
SHARES                 Roleen Postan 2000 QuickGRAT dated September 22, 2000,
                       of which Mr. Ginsberg is the sole trustee.
                  --------------------------------------------------------------
BENEFICIALLY      6    SHARED VOTING POWER

                       8,199,500 shares held by the Errol Ginsberg and
OWNED BY               Annette R. Michelson Family Trust dated October 13,
                       1999, the voting power of which is shared by Errol
                       Ginsberg and Annette R. Michelson (Mr. Ginsberg's
EACH                   spouse) as the trustees thereof.
                  --------------------------------------------
                  7    SOLE DISPOSITIVE POWER
REPORTING
                       796,000 shares comprised of (a) 600,000 shares held by
                       the Errol Ginsberg 1999 QuickGRAT dated October 13, 1999,
PERSON                 of which Mr. Ginsberg is the sole trustee, (b) 98,000
                       shares held by the Genia Katz 2000 QuickGRAT dated
                       September 22, 2000, of which Mr. Ginsberg is the sole
WITH:                  trustee and (c) 98,000 shares held by the Roleen Postan
                       2000 QuickGRAT dated September 22, 2000, of which
                       Mr. Ginsberg is the sole trustee.
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       8,199,500 shares held by the Errol Ginsberg and Annette
                       R. Michelson Family Trust dated October 13, 1999, the dispositive power of which is shared by Errol Ginsberg and Annette R. Michelson as the trustees thereof.
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,995,500 shares
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [X]
     (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     16.7%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
================================================================================

                                                              Page 3 of 9 Pages

CUSIP No. 45071R109               SCHEDULE 13G

================================================================================
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Annette R. Michelson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       600,000 shares held by the Annette R. Michelson
                       1999 QuickGRAT dated October 13, 1999, of which
NUMBER OF              Ms. Michelson is the sole trustee.
                  --------------------------------------------------------------
SHARES            6    SHARED VOTING POWER

BENEFICIALLY           8,199,500 shares held by the Errol Ginsberg and
                       Annette R. Michelson Family Trust dated October 13, 1999,
OWNED BY               the voting power of which is shared by Annette R.
                       Michelson and Errol Ginsberg (Ms. Michelson's spouse)
EACH                   as the trustees thereof.
                  --------------------------------------------------------------
REPORTING         7    SOLE DISPOSITIVE POWER

PERSON                 600,000 shares held by the Annette R. Michelson
                       1999 QuickGRAT dated October 13, 1999, of which
WITH:                  Ms. Michelson is the sole trustee.
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       8,199,500 shares held by the Errol Ginsberg and Annette
                       R. Michelson Family Trust dated October 13, 1999, the dispositive power of which is shared by Annette R. Michelson and Errol Ginsberg as the trustees thereof.

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,799,500 shares
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [X]
     (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     16.3%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
================================================================================

                                                              Page 4 of 9 Pages

CUSIP No. 45071R109               SCHEDULE 13G

================================================================================
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The Errol Ginsberg and Annette R. Michelson Family Trust dated
     October 13, 1999 (the "Ginsberg and Michelson Family Trust")
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       0 shares
NUMBER OF
                  --------------------------------------------------------------
SHARES            6    SHARED VOTING POWER

BENEFICIALLY           8,199,500 shares, the voting power of which is shared
                       by Errol Ginsberg and Annette R. Michelson as trustees
OWNED BY               of the Ginsberg and Michelson Family Trust.
                  --------------------------------------------------------------
EACH              7    SOLE DISPOSITIVE POWER

REPORTING              0 shares

PERSON            --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
WITH:

                       8,199,500 shares, the dispositive power of which is shared by Errol Ginsberg and Annette R. Michelson as trustees of the Ginsberg and Michelson Family Trust.
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,199,500 shares
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]
     (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     15.2%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
================================================================================

                                                              Page 5 of 9 Pages

ITEM 1(a) Name of Issuer:

          Ixia

ITEM 1(b) Address of Issuer's Principal Executive Offices:

          26601 West Agoura Road
          Calabasas, CA  91302

ITEM 2(a) Name of Person Filing:

          This Statement is being filed jointly by Errol Ginsberg, Annette R. Michelson and the Errol Ginsberg and Annette R. Michelson Family Trust dated October 13, 1999, who are sometimes together referred to as the "Reporting Persons." Ms. Michelson is the spouse of Mr. Ginsberg.

ITEM 2(b) Address of Principal Business Office or, if none, Residence:

          The address of the principal business office of the Reporting Persons is c/o Ixia, 26601 West Agoura Road, Calabasas, California 91302.

ITEM 2(c) Citizenship:

          Mr. Ginsberg and Ms. Michelson are United States citizens. The Errol Ginsberg and Annette R. Michelson Family Trust dated October 13, 1999 is a trust established under the laws of the State of California.

ITEM 2(d) Title of Class of Securities:

          Common Stock

ITEM 2(e) CUSIP Number:

          45071R109

ITEM 3 If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          Not applicable

                                                              Page 6 of 9 Pages

ITEM 4    Ownership:

          The following information with respect to the ownership of Ixia's Common Stock by the Reporting Persons is provided as of December 31, 2000, the last day of the year covered by this Statement.

          (a) Amount beneficially owned:

              See Row 9 of cover page for each Reporting Person.

              With respect to the aggregate amount of shares beneficially owned by Errol Ginsberg, such amount excludes 600,000 shares beneficially owned by Annette R. Michelson (Mr. Ginsberg's spouse) as to which Mr. Ginsberg disclaims beneficial ownership. This report shall not be deemed an admission that Mr. Ginsberg is the beneficial owner of such 600,000 shares for purposes of Section 13(d) or 13(g) of the Act or for any other purpose.

              With respect to the aggregate amount of shares beneficially owned by Ms. Michelson, such amount excludes an aggregate of 796,000 shares beneficially owned by Mr. Ginsberg (Ms. Michelson's spouse) as to which Ms. Michelson disclaims beneficial ownership. Such 796,000 shares are comprised of (i) 600,000 shares owned by the Errol Ginsberg 1999 QuickGRAT dated October 13, 1999, of which Mr. Ginsberg is the sole trustee, (ii) 98,000 shares owned by the Genia Katz 2000 QuickGRAT dated September 22, 2000, of which Mr. Ginsberg is the sole trustee, and (iii) 98,000 shares owned by the Roleen Postan 2000 QuickGRAT dated September 22, 2000, of which Mr. Ginsberg is the sole trustee. This report shall not be deemed an admission that Ms. Michelson is the beneficial owner of such 796,000 shares for purposes of Section 13(d) or 13(g) of the Act or for any other purpose.

          (b) Percent of class:

              See Row 11 of cover page for each Reporting Person.

          (c) Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote

                    See Row 5 of cover page for each Reporting Person.

              (ii)  Shared power to vote or to direct the vote

                    See Row 6 of cover page for each Reporting Person.

              (iii) Sole power to dispose or to direct the disposition of

                    See Row 7 of cover page for each Reporting Person.

              (iv)  Shared power to dispose or to direct the disposition of

                    See Row 8 of cover page for each Reporting Person.

ITEM 5    Ownership of Five Percent or Less of a Class:

          Not applicable

                                                              Page 7 of 9 Pages

ITEM 6    Ownership of More than Five Percent on Behalf of Another Person:

          To the best knowledge of each of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ixia Common Stock owned by each of the Reporting Persons, respectively.

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          Not applicable

ITEM 8    Identification and Classification of Members of the Group:

          Not applicable

ITEM 9    Notice of Dissolution of Group:

          Not applicable

ITEM 10   Certification:

          Not applicable

                                                              Page 8 of 9 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2001



Errol Ginsberg
------------------------------------------
Errol Ginsberg



Annette R. Michelson
------------------------------------------
Annette R. Michelson




THE ERROL GINSBERG AND ANNETTE R. MICHELSON
FAMILY TRUST DATED OCTOBER 13, 1999


    Errol Ginsberg
By:---------------------------------------
    Errol Ginsberg, Trustee



    Annette R. Michelson
By:---------------------------------------
    Annette R. Michelson, Trustee




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                                              Page 9 of 9 Pages

                                  EXHIBIT INDEX

Exhibit Number  Exhibit
--------------  -------------------------------------------
1               Agreement to File Joint Statements
                on Schedule 13G
